SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04046027

RECEIVED
2004 NOV -9 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

25 October 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 October 2004, Re: Redeemable Cumulative Convertible Preference Shares for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 22/10/2004 05:48:04 PM
Reference No SC-041022-5D1D3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Redeemable Cumulative Convertible Preference Shares

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") wishes to announce that the Board has decided not to declare the payment of dividend for the Redeemable Cumulative Convertible Preference Shares of RM0.01 each ("RCCPS") in respect of the financial year ended 30 June 2004 as SCB does not have any retained profit.

The RCCPS was issued on 14 March 2003 for a period of 10 years and carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum. The dividend on the RCCPS shall be accumulated and be paid on a date to be determined by the Board later.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

22 OCT 2004